Exhibit 11

ITT EDUCATIONAL SERVICES, INC.
COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE
(In thousands, except per share data)

	Three Months Ended March 31,
	2000	1999

Net income	$ 1,205	$ 6,519

Shares:
Weighted average number of shares
of common stock outstanding	24,506	26,057

Shares assumed issued
(less shares assumed purchased
for treasury) on stock options	81	240

Outstanding shares for diluted
earnings per share calculation	24,587	26,297

Earnings per common share:
Basic	$ 0.05	$ 0.25
Diluted	$ 0.05	$ 0.25